INDEPENDENT AUDITORS' CONSENT



The Stockholders and Board of Directors
Global Technologies, Ltd. and subsidiaries:

We consent to incorporation by reference in the registration statements (Nos. 333-15767 and 333-49319) on Forms S-8 and (No. 333-14013) on Form S-3 of Global
Technologies, Ltd. and subsidiaries of our report dated October 22, 1999, relating to the consolidated balance sheets of Global Technologies, Ltd. and subsidiaries as of June 30, 1999 and October 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income and cash flows for the Transition Period ended June 30, 1999 and each of the years in the two year period ended October 31, 1998, which report appears in the June 30, 1999, annual report on Form 10-KSB of Global Technologies, Ltd. and subsidiaries.

                                    KPMG LLP



Phoenix, Arizona
October 22, 1999